EXHIBIT 99.1

                            [LOGO OF PUBLICIS GROUPE]

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                                  PRESS RELEASE
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          CONTACTS AT PUBLICIS GROUPE:

          PIERRE BENAICH, INVESTOR RELATIONS         +33 1 4443 6500
          EVE MAGNANT, CORPORATE COMMUNICATIONS      +33 1 4443 7025


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                             FIRST-HALF 2005 RESULTS
                   ORGANIC GROWTH UP A STEEP 6.1% (+8% IN Q2)
                     NEW BUSINESS HITS RECORD US$6.1 BILLION
                             OPERATING MARGIN +90 BP
                                 NET INCOME +49%
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PARIS,  JULY  27,  2005-Results  for the  first  half of 2005  reflect  the full benefits of a strategy adopted in 2002 to make Publicis Groupe one of the world's top contenders in media and communications. New accounts, growth and profitability are all now amply present -in a Group increasingly attractive to advertisers around the globe. Average net debt, meanwhile has been further trimmed -by (euro)329 million.

NOTE: ALL FIGURES ARE IN IFRS FORMAT (FOR BOTH 2004 AND 2005).

MAURICE LEVY, Chairman and CEO, commented: "THESE OUTSTANDING RESULTS WERE ACHIEVED THROUGH A SOUND STRUCTURE BUILT ON A STRATEGY ANTICIPATING BOTH ADVERTISERS' NEEDS AND TRENDS IN COMMUNICATION OPTIONS. THEY REFLECT JUST HOW ATTRACTIVE PUBLICIS GROUPE HAS NOW BECOME IN SOME OF THE WORLD'S MOST FIERCELY COMPETITIVE MARKETS, INCLUDING THE US AND CHINA, WHILE UNDERSCORING OUR TEAMS' ABILITY TO UNDERSTAND CLIENTS' EXPECTATIONS AND FIND SOLUTIONS TO THEIR NEEDS. WORTH NOTING IN PARTICULAR:
- OUR EXTRAORDINARY ACHIEVEMENTS IN TERMS OF NEW ACCOUNTS WON THIS YEAR, A TREND VISIBLE IN ALL FIELDS, BUT ESPECIALLY STRIKING IN MEDIA AGENCIES AND HEALTHCARE COMMUNICATIONS,
- THE EXCELLENT PERFORMANCE OF OUR CREATIVE TEAMS, WHICH HAVE SCORED HIGH IN ALL INDUSTRY EVENTS AND RATINGS,
- IMPROVEMENT IN OUR OPERATING MARGIN, INCLUDING RESTATEMENT UNDER IFRS, REFLECTING THE BENEFITS OF RESTRUCTURING,


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-    IMPROVED AVERAGE NET DEBT,
- FINALLY, THE IMPACT OF IFRS ON OUR FINANCIAL STATEMENTS HAS BEEN VERY SIMILAR TO INDICATIONS PUBLISHED IN 2004. PLEASE NOTE, IFRS 2008 OBJECTIVES WILL BE RELEASED TOWARD THE END OF THE CURRENT YEAR.
I WOULD LIKE TO TAKE THIS OPPORTUNITY TO THANK OUR CLIENTS FOR THEIR CONFIDENCE AND OUR TEAMS FOR THEIR EXCEPTIONAL WORK."


FINANCIAL HIGHLIGHTS (IN EUROS, IFRS):
                              --------------------------------------------------
                                 1ST HALF      1ST HALF       Change
                                   2004          2005
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Revenues                       1.85 BILLION   1.9 BILLION      +4.6%
                                                              (+6.1%
                                                              organic
                                                              growth)
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Operating income before        317 MILLION    342 MILLION       +8%
depreciation and
amortization
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Operating income before        258 MILLION    288 MILLION      +12%
amortization of acquisition-
related intangibles and
impairment
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Operating margin                  14%           14.9%         +90 bp
(% of revenue)
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Group net income               87 MILLION     130 MILLION     +49%
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Diluted EPS                       0.41           0.61         +49%
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Thanks to the stabilization in the value of the U.S. dollar -- down 4.5% against the euro in the first half, compared to a 10% decline in the first six months of 2004 -- the negative impact of exchange-rate fluctuations was relatively limited, reducing revenues by (euro)36 million. The Groupe made no major acquisitions in the first half.


1 - VIGOROUS RISE IN ORGANIC GROWTH

Organic growth has steadily gained pace since January, rising 4% in the first quarter and then doubling to 8% in the second after an increase of only 2.4% in the fourth quarter of 2004. This is largely due to new accounts won in 2004, most notably in media buying and consultancy and in healthcare communications.


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Operations in North America and Asia turned in another strong performance, while recovery at European units continued in the second quarter in a relatively sluggish overall environment. In Latin America and other parts of the world, strong growth observed at the beginning of the year continued.

                            ORGANIC GROWTH BY QUARTER
                         ------------------------------
                         First quarter          +4.0%
                         ------------------------------
                         Second quarter         +8.0%
                         ------------------------------
                         FIRST HALF             +6.1%
                         ------------------------------


           REVENUES IN 2ND Q 2005 BY GEOGRAPHICAL MARKET
                              EUR MILLION  ORGANIC GROWTH
          -----------------------------------------------
            Europe                427            +5.4%
            North America         441            +7.3%
            Asia-Pacific          109           +13.5%
            Latin America          49           +13.1%
            Rest of World          19           +19.2%
          -----------------------------------------------
            TOTAL               1,045            +8.0%


           REVENUES IN 1st H 2005 BY GEOGRAPHICAL MARKET
                              EUR MILLION  ORGANIC GROWTH
          -----------------------------------------------
            Europe                786            +3.8%
            North America         829            +6.1%
            Asia-Pacific          198           +10.5%
            Latin America          85            +9.1%
            Rest of World          34           +16.8%
          -----------------------------------------------
            TOTAL               1,932            +6.1%


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                            [LOGO OF PUBLICIS GROUPE]

2 - FRESH RISE IN OPERATING MARGIN

OPERATING MARGIN for the first half came to 14.9%, 90 basis points higher than in the same period of 2004 (restated under IFRS for both years). THIS WAS ALSO HIGHER THAN LAST YEAR'S MARGIN UNDER FRENCH ACCOUNTING STANDARDS. Gains reflect success in converting additional revenues into operating income, improved year-on-year performance in some business areas, plus ongoing efforts to improve operating processes. Operating income before amortization of intangible items relating to acquisitions and impairment rose 12% from the same period of last year to stand at (euro)288 million.


3 - STRONG RISE IN NET INCOME AND EPS

NET INCOME excluding minorities stood at (euro)130 million for A RISE OF 49% i.e., steeper than operating income, as a result of lower interest expense and a further reduction in the effective rate of taxation. Net earnings per share on a diluted basis thus rose 49%, to (euro)0.61 from (euro)0.41 in the first half of 2004.


4 - MARKED REDUCTION IN AVERAGE NET DEBT

AVERAGE DEBT  REDUCTION WAS A PRIORITY IN THE FIRST HALF OF 2005. It declined by
(euro)329 million, to (euro)1,070 million from (euro)1,399 million in the first six months of 2004, both figures under IFRS. Contributing factors were growth in cash generated by business and a sharp improvement in average working capital under the Focus on Cash program. Restructuring expenses were also much lower than in the corresponding period of the previous year, as anticipated. Net debt now includes earn-out payments as well as buyouts of minority interests.


5 - NEW BUSINESS HITS RECORD LEVELS

The Groupe booked an exceptional number of new accounts in the first half of the year. These totaled USD 6.1 billion ((euro)4.8 billion), one-third in advertising and SAMS, and two-thirds in media buying and consultancy (see appendix for list). Highlights included General Motors (US), the largest media account ever put up for review, representing an annual USD 3.2 billion according to estimates in the trade press; Rogers Communications, one of Canada's top five advertisers; and the Telefonica/Movistar account for Spain and Latin America. Publicis Groupe led the industry worldwide in new business based on rankings by two US specialists, Bear Stearns and Lehman Brothers for the first half of the year. New accounts won will naturally boost our market share. Most recent new business includes the media account for L'Oreal for "Greater Europe", won in July 2005.


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6 - ACCOLADES FOR PUBLICIS GROUPE'S CREATIVE ADVERTISING

Publicis Groupe won 66 Lions at the Cannes International Advertising Festival to once again take the number-two place. Results like these underscore the quality of the Groupe's creative advertising, which ranks among the best on the market. Saatchi & Saatchi turned in the best performance in the Groupe with 22 Lions, followed by Leo Burnett with 17, Publicis with 11, 49%-subsidiary Bartle Bogle Hegarty with 7, Fallon with 5, and 2 each for Starcom MediaVest Group and ZenithOptimedia. A weighted ranking based on revenues places Publicis Groupe well out in front of the field.


7 - PUBLICIS GROUPE CREATES PRCC IN PUBLIC RELATIONS

In April Publicis Groupe announced the creation of PUBLICIS PUBLIC RELATIONS AND CORPORATE COMMUNICATIONS GROUP (PRCC), a new structure bringing together all of its business in this field. Operations cover 25 countries and represent 1,300 employees, mainly under the names Manning Selvage & Lee, Publicis Consultants and, soon, Freud Communications, a major UK agency in which Publicis Groupe recently finalized an agreement to acquire a 50.1% interest. PRCC is neither a new company nor a merger of existing brands. Instead it is a management structure -- a board whose purpose is to enhance client service in keeping with the business model that has proven so successful for PGM (Publicis Groupe Media).


8 - DISCIPLINED APPROACH TO INVESTMENTS

In keeping with the strategic priorities already announced, Publicis Groupe made no significant acquisitions in the first half of 2005. Investments totaled a net
(euro)35 million, limited primarily to earn-out payments and buyouts of minority interests. Capital expenditure was also well in hand.


                                      * *
                                       *


PUBLICIS GROUPE  (Euronext  Paris:  FR0000130577 and member of the CAC40 Index -
NYSE: PUB) is the world's fourth largest communications group, as well as world's second largest media counsel and buying group. Its activities span 104 countries on six continents.

Groupe's communication activities cover advertising, through three autonomous global advertising networks: Leo Burnett, Publicis, Saatchi & Saatchi, as well as through its two multi-hub networks Fallon Worldwide and Bartle Bogle Hegarty, 49%-owned ; media consultancy and buying through two worldwide networks ZenithOptimedia and Starcom MediaVest Group; and marketing services and specialized communications including direct marketing, public relations, events, corporate and financial communications, multicultural and healthcare communications.

Web sites: WWW.PUBLICIS.COM and WWW.FINANCE.PUBLICIS.COM


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                                   Appendix 1
                     NEW BUSINESS IN THE FIRST HALF OF 2005

PUBLICIS:
Marie-France Bodyline (Southeast Asia) - Rogers Communications (Canada) - ZTE Telecommunications (China) - Kyobo Direct Life Insurance and Daewoo Electronics Klasse Appliances (South Korea) - Direct Seguros (Spain) - Echostar DishNetwork
(US) - Banque Palatine, CEDAL, Voyages-sncf.com and sncf.com (France) - Sansui and ICICI Bank (India) - ILLVA Saronno/Artic Vodka, Parmalat corporate, San Pellegrino Nestle Waters/Acqua Panna and Wind/Infostrada (Italy) - Jacob's biscuits, Nobel Biocare and Visit London (UK) - Taishin Bank (Taiwan).

LEO BURNETT:
Commerce Asset (Asia Pacific) - Australian Pharmaceutical Industries (extension of existing account - Australia) - DOW and Siemens (China) - Sovereign (South Korea) - ConAgra/Egg Beaters and Reddi-Whip, Turner Classic Movies, Western
Union and Whirlpool Promotions (US) - National Gas Authority and Dishnet Wireless (India) - Corona World Cup 2006 (Mexico) - Fairy Dishes for Wishes and Nickelodeon (UK) - UNI Drinks (Taiwan).

SAATCHI & SAATCHI:
Royal & Sun Alliance (Argentina) - Unibanco (Brazil) - Ebay, Meng Nui Diary and Zuhai Ocean Spring Resort (China) - Mall of Emirates (UAE) - Ameriprise, General Mills (ext.), Bel Group/La Vache qui Rit and Babybel (USA) - Piaget, Casino and Universal Mobile (France) - Coccinelle (Italy) - Cerebos (Singapore) -
Monster.se (Sweden) - Swiss Office for Accident Prevention - Hua Nan Bank (Taiwan) - Dr. Martens (UK).

OTHER NETWORKS AND AGENCIES:
o FALLON: KitchenAid Home Appliances and Sony (US) - Bacardi/Martini and Leffe (UK).
o KAPLAN THALER GROUP (US): Marshalls, Revlon, Church & Dwight/Trojan Condoms and Revlon/Mitchem.
o MS&L: Arby's (ext.), EDS and The Coca-Cola Company (ext) (US) - Philips (ext. - Germany).
o    PUBLICIS CONSULTANTS: Marionnaud and Turin 2006.

STARCOM MEDIAVEST GROUP (media consultancy and buying): LG (Europe) - Bally Total Fitness, EarthLink, General Motors, Mattel and Simmons (US) - Sunny Delight (France) - OTE Pyrinas (Greece) - Banca Carige and Unipol (Italy) - British Telecom (radio), COI/radio planning, Outdoor Group and Whitbread (UK) - Singapore Tourism Board.

ZENITHOPTIMEDIA (media consultancy and buying): Ministry of Defence (Spain) - JP Morgan Chase, EchoStar and L'Oreal/Maybelline (US) - Wagner Pizza (Germany) - Beluga cellphones (China) - Neuf Telecom and Segafredo Zanetti (France) - Q8 Kuwait Petroleum (Italy) - BT Online, Campbells, HSE (Healthy and Safety Executive), Staples & Office World and Tiscali (UK).

SPECIALIZED AGENCIES AND MARKETING SERVICES (SAMS):
o    ARC WORLDWIDE: Miller Brewing Co., Sprint and Whirlpool Domestic Appliances
     (US).
o PUBLICIS HEALTHCARE COMMUNICATIONS GROUP: Schering-Plough (worldwide) - Amgen/Aranesp, AstraZeneca/Crestor and Nexium, Essilor/ Crizal Alize (ext.) and Zomig (US) - Novo Nordisk/Novorapid and NPS/Preos (UK).

Major accounts lost during the six-month period were Schering-Plough+GsK/Levitra
(US) in advertising and COI (Central Office of Information - UK) in media.

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